EXHIBIT 99.1

NANOBIOTIX Provides First Quarter 2024 Operational and Financial Update

PARIS and CAMBRIDGE, Mass., May 22, 2024 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today provided an update on operational progress and reported financial results for the first quarter of 2024.

First Quarter Financial Updates

Cash and Cash Equivalents:

Based on the current operating plan and financial projections, Nanobiotix anticipates that the cash and cash equivalents of €58.9 million as of March 31, 2024, will fund its operations into Q3 2025 which is inclusive of the $20 million milestone we meanwhile received.

Conference Call and Webcast

Nanobiotix will host a conference call and live audio webcast today on Wednesday, May 22, 2024, at 8:00 AM EDT / 2:00 PM CEST, prior to the open of the U.S. market. During the call, Laurent Levy, chief executive officer, will provide an update on business activities before taking questions from participants.

Details for the call are as follows:

Audio-only dial-in link: click here

Webcast link: click here

Participants can use the audio-only link above to register and obtain dial-in instructions to listen to the presentation via phone and ask questions during the Q&A session, or participants can use the webcast link to register and listen and watch the slide presentation online; the replay version will be available under the same webcast link shortly after the presentation and will be archived on the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior to the event start. Participants are invited to email their questions in advance to investors@nanobiotix.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2024 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2023 universal registration document filed with the AMF on April 24, 2024, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Laurent Wormser + 33 (0)6 13 12 04 04 lwormser@ulysse-communication.com	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

Attachment

  2024-05-22 -- NBTX -- 1Q24 Financial Results -- FINAL (https://ml.globenewswire.com/Resource/Download/9c1e0aca-14ff-460e-b71d-4b2fd6b7a605)